Industrias Bachoco Announces Second Quarter and First Half 2013 Results

CELAYA, Mexico, July 23, 2013 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the second quarter ("2Q13") and first half periods ("1H13") ended June 30, 2013. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("Pesos" or "Ps.").

HIGHLIGHTS- 2013 vs 2012.

  Net sales increased 12.1% in 2Q13
  EBITDA margin was 18.0% for the quarter and  13.8% for 1H13
  Earnings per basic and diluted share totaled Ps. 2.29 or Ps. 27.48 per ADR for the quarter.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated, "Seasonally, the second quarter is usually the strongest quarter of the year, and it seems this quarter will follow that trend.

After a complicated start to the year, the Company was able to surpass various difficulties and achieve positive results. All this was due to a strict control of expenses and productivity improvements, resulting from a close surveillance of procedures and constant implementation of processes and technologies that make us more productive day to day.

The Company's chicken sales volume decreased this quarter, as a consequence of the outbreak of avian flu that affected our breeding farms in the state of Guanajuato; at this time, this problem is under control but not totally eradicated, and our production is in the process of recovering normalized levels.

On the other hand, the supply of our main products was stable in the markets we operate and prices were at solid levels, both conditions that are common during the second quarter in the poultry industry.

Lastly, the Company maintains a solid Balance Sheet, and we recently announced a strategic acquisition of assets and inventory of a breeder operation in the U.S., which was financed with internal resources."

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2012.

	QUARTER					ACCUMULATED
In millions of pesos	2Q13		2Q12		Var.	2013		2012		Var.
Net sales	Ps.	10,546.6	Ps.	9,404.0	12.1%	Ps.	20,535.4	Ps.	18,741.7	9.6%
Net sales Mexico		8,511.2		7,494.2	80.7%		16,231.0		14,963.3	79.0%
Net sales in the U.S.		2,035.4		1,909.8	19.3%		4,304.4		3,778.4	21.0%
Cost of sales		8,040.0		8,127.3	(1.1)%		16,549.8		15,880.0	4.2%
Gross profit		2,506.6		1,276.8	96.3%		3,985.6		2,861.6	39.3%
SG&A		826.5		857.3	(3.6)%		1,621.5		1,658.6	(2.3)%
Other income (expense)		35.4		(40.2)	(188.1)%		112.5		(46.3)	(343.2)%
Operating Income		1,715.5		379.3	352.3%		2,476.9		1,156.8	114.1%
Net profit		1,371.8		316.8	333.0%		2,009.7		977.4	105.6%
Weighted average Shares		600,000		597,843			599,986		598,093

NET SALES

The Company's 2Q13 net sales totaled Ps. 10,546.6 million, 12.1% higher than the Ps. 9,404.0 million reported in 2Q12. This resulted from increases in sales across our main business lines, mainly due to seasonality, as the second quarter tends to be the strongest quarter of the year, together with a stable supply and good price levels.

2Q13 sales of our U.S. operations accounted for 19.3% of total sales.

Total sales in 1H13 increased 9.6% when compared with the same period of 2012 on the back of a strong 2Q13 performance.

GROSS PROFIT

Cost of sales totaled Ps. 8,040.0 million, 1.1% lower than Ps. 8,127.3 million reported in the same period of 2012. The decrease in cost of sales was mainly due to the decline in chicken volume, as a result of inventory loss caused by the influenza outbreak.

At the same time, the Company recognized a one-time additional charge of Ps. 87.8 million in the production cost, resulting from the loss of inventories described above.

As a result, the Company's gross profit in 2Q13 totaled Ps. 2,506.6 million, resulting in a gross margin of 23.8%, compared to a gross profit of Ps. 1,276.8 million, and a gross margin of 13.6% reached in 2Q12.

Meanwhile, gross margin was 19.4% in 1H13, compared to 15.3% in the same period of 2012.

Selling, general and administrative expenses

In 2Q13 total operating expenses reached Ps. 826.5 million, compared to Ps. 857.3 million reported in 2Q12, this shows an important improvement, as total expenses in 2Q13 represented 7.8% of net sales, compared to 9.1% recorded in 2Q12, this is mainly due to a strict control over all operating expenses.

OTHER INCOME (EXPENSE), NET

The item of "other income (expense)" includes mainly the selling of unused assets as well as the selling of hens and other by-products. We record such sales as expenses when the sale price is lower than the book value of those assets.

In 2Q13, we recorded other income of Ps. 35.4 million, compared with other expenses of Ps. 40.2 reported in 2Q12; this is mainly attributed to gain in sales of several unused assets.

During 1H13, the Company recorded other income of Ps. 112.5 million compared to other expenses of Ps. 46.3 million recorded in the first half of 2012.

OPERATING INCOME

Operating income in 2Q13 totaled Ps. 1,715.5 million, which represents an operating margin of 16.3%, compared with Ps. 379.3 million and 4.0% reported in 2Q12; the increase is mainly attributed to greater sales across most of our business lines.

During the first half of 2013, operating income was Ps. 2,476.9 million with 12.1% operating margin, compared with Ps. 1,156.8 million and a 6.2% margin reported in the same period of 2012.

NET FINANCING INCOME

The Company reported net financing income of Ps. 31.6 million, more than Ps. 21.8 million of net finance income reported in 2Q12. The change is mainly due to higher exchange rate gains and greater interest income.

TAXES

Industrias Bachoco and all of its subsidiaries file separate income tax returns; Total taxes in 2Q13 were Ps. 374.9 million.

NET INCOME

Net income in 2Q13 was Ps. 1,371.8 million, representing Ps. 2.29 per share or Ps. 27.48 per ADR, compared with a net income of Ps. 316.8 million, which represents Ps. 0.53 pesos per share or Ps. 6.36 pesos per ADR reported in 2Q12.

Net income for 1H13 totaled Ps. 2,009.7 million (Ps. 3.35 per share or Ps. 40.2 per ADR) compared to net income of Ps. 977.4 million (Ps. 1.63 or Ps. 19.56 per ADR).

EBITDA

EBITDA in 2Q13 reached Ps. 1,898.4 million, representing an EBITDA margin of 18.0%, compared to EBITDA of Ps. 622.8 million in 2Q12 with a 6.6% of EBITDA margin.

Meanwhile EBITDA for the first six months of 2013 totaled Ps. 2,842.9 million, or 13.8% of margin, compared with EBITDA of Ps. 1,650.4 million or 8.8% EBITDA margin in the same period of 2012.

The following chart shows reconciliation of EBITDA and adjusted EBITDA to consolidated net income.

EBITDA
	Second Quarter		First Half
	As of June 30,		As of June 30,
In million of pesos :	2013	2012	2013	2012
Net income	1,371.8	316.8	2,009.7	977.4
Income tax expense (benefit)	374.9	85.2	515.0	270.7
Share of results in associates	0.4	(0.8)	3.1	1.9
Net finance (income) expense	(31.6)	(21.8)	(50.9)	(93.1)
Depreciation and amortization	182.9	243.5	366.0	493.6
EBITDA RESULT	1,898.4	622.8	2,842.9	1,650.4
EBITDA margin	18.0%	6.6%	13.8%	8.8%
Other expense (income) net	(35.4)	40.2	(112.5)	46.3
Adjusted EBITDA result	1,863.0	663.0	2,730.4	1,696.6
Adjusted EBITDA Margin	17.7%	7.0%	13.3%	9.1%
Net revenues	10,546.6	9,404.0	20,535.4	18,741.7

BALANCE SHEET data

Cash and equivalents as of June 30, 2013, totaled Ps. 7,813.6 million compared to Ps. 5,138.1 million reported as of December 31, 2012.

As of June 30, 2013, total debt was Ps. 2,300.3 million compared to Ps. 2,741.2 million reported as of December 31, 2012.

Net debt was negative Ps. 5,513.4 million as of June 30, 2013, compared with a negative net debt of Ps. 2,396.9 million as of December 31, 2012.

CAPITAL EXPENDITURES

Total CAPEX as of June 30, 2013 was Ps. 333.2 million, mainly allocated toward productivity projects and maintenance.

ANALYST COVERAGE

INSTITUTION	ANALYST	CONTACT INFO
GBM	Miguel Mayorga	mmayorga@gbm.com.mx
BBVA Bancomer	Fernando Olvera	fernando.olvera@bbva.com
Actinver	Toe Matsumura	tmatsumura@actinver.com.mx

STOCK INFORMATION

As of June 30, 2013
Total Shares				600,000,000
Total free float				17.25%
Total shares in treasury				0
Market cap (millions)			Ps.	22,194
	BMV		NYSE
Ticker Symbol	Bachoco		IBA
Closing price	Ps.	36.99	USD$	34.70
Maximum closing price in 2013		37.20		28.80
Minimum closing price in 2013		35.30		27.02
Stock price yield in 2013		22.8%		24.3%

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of Ps. 12.9795 per US$1, which corresponds to the rate at the close of June 30, 2013, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report

Consolidated Statement of Financial Position

-Unaudited-

	As of June 30, 2013		As of December 31,
In million of pesos	Ps.	U.S. Dollar	2012
TOTAL ASSETS	29,127.3	2,244.1	28,090.1
Total current assets	15,177.8	1,169.4	14,089.3
Cash and cash equivalents	7,813.6	602.0	5,138.1
Total accounts receivable	2,318.8	178.7	2,385.3
Inventories	4,661.8	359.2	6,259.6
Other current assets	383.6	29.6	306.3
Net property, plant and equipment	11,882.2	915.5	11,949.5
Other Assets	2,067.4	159.3	2,051.2
TOTAL LIABILITIES	8,358.8	644.0	9,001.4
Total current liabilities	4,371.4	336.8	4,820.9
Notes payable to banks	781.5	60.2	1,206.1
Accounts payable	2,104.3	162.1	2,925.9
Other taxes payable and other accruals	1,485.6	114.5	688.9
Total long-term liabilities	3,987.4	307.2	4,180.4
Long-term debt	1,518.8	117.0	1,535.1
Other non current liabilities	100.1	7.7	100.1
Deferred income taxes	2,368.5	182.5	2,545.3
TOTAL STOCKHOLDERS' EQUITY	20,768.6	1,597.0	19,088.7
Capital stock	1,174.4	90.5	1,174.4
Commission in shares issued	399.6	30.8	399.6
Repurchased shares	99.6	7.7	99.5
Retained earnings	18,064.5	1,391.8	16,405.2
Others accounts	990.6	76.3	973.3
Non controlling interest	39.8	3.1	36.7
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	29,127.3	2,244.1	28,090.1

Consolidated Statement of Income
SECOND QUARTER RESULTS
-Unaudited-	As of June 30,
				U.S. Dollar
In millions of pesos	2013	2012	Var.	2013
Net revenues	10,546.6	9,404.0	12.1%	812.6
Cost of sales	8,040.0	8,127.3	-1.1%	619.4
Gross profit	2,506.6	1,276.8	96.3%	193.1
Selling, general and administrative expenses	826.5	857.3	-3.6%	63.7
Other income (expenses), net	35.4	-40.2	-188.1%	2.7
Operating income	1,715.5	379.3	352.3%	132.2
Net finance income	31.6	21.8	44.7%	2.4
Income tax	374.9	85.2	340.2%	28.9
Non-controlling interest	-0.4	0.8	-151.3%	-0.0
Net controlling interestprofit	1,371.8	316.8	333.0%	105.7
Basic and diluted earnings per share	2.29	0.53	331.5%	2.29
Basic and diluted earnings per ADR	27.44	6.36	331.5%	27.44
Weighted average Shares outstanding (thousands)	600,000	597,843	0.4%	600,000
EBITDA Result	1,898.4	622.8	204.8%	146.3
EBITDA margin	18.0%	6.6%		18.0%
Gross margin	23.8%	13.6%		23.8%
Operating margin	16.3%	4.0%		16.3%
Net margin	13.0%	3.4%		13.0%

FIRST HALF OF 2013
-Unaudited-	As of June 30,
				U.S. Dollar
In millions of pesos	2013	2012	Var.	2013
Net revenues	20,535.4	18,741.7	9.6%	1,582.1
Cost of sales	16,549.8	15,880.0	4.2%	1,275.1
Gross profit	3,985.6	2,861.6	39.3%	307.1
Selling, general and administrative expenses	1,621.2	1,658.6	-2.3%	124.9
Other income (expenses), net	112.5	-46.3	-343.2%	8.7
Operating income	2,476.9	1,156.8	114.1%	190.8
Net finance income	50.9	93.1	-45.4%	3.9
Income tax	515.0	270.7	90.3%	39.7
Non-controlling interest	-3.1	-1.9	65.2%	-0.2
Net controlling interestprofit	2,009.7	977.4	105.6%	154.8
Basic and diluted earnings per share	3.35	1.63	105.0%	3.35
Basic and diluted earnings per ADR	40.20	19.61	105.0%	40.20
Weighted average Shares outstanding (thousands)	599,986	598,093		599,986
EBITDA Result	2,842.9	1,650.4	72.3%	219.0
EBITDA margin	13.8%	8.8%		13.8%
Gross margin	19.4%	15.3%		19.4%
Operating margin	12.1%	6.2%		12.1%
Net margin	9.8%	5.2%		9.8%

Consolidated Statement of Cash Flows
-Unaudited-
	As of June 30,
			U.S. Dollar
In million of pesos	2013	2012	2013
NET MAJORITY INCOME BEFORE INCOME TAX	2,524.7	1,248.1	194.5
ITEMS THAT DO NOT REQUIRE CASH:	-	-	-
ITEMS RELATING TO INVESTING ACTIVITIES:	538.5	505.9	41.5
Depreciation and others	366.0	493.6	28.2
Income (loss) on sale of plant and equipment	172.5	12.3	13.3
Other Items	-	-	-
ITEMS RELATING TO FINANCING ACTIVITIES:	62.4	32.3	4.8
Interest income (expense)	62.4	32.3	4.8
Other Items	-	-	-
NET CASH GENERATED FROM NET INCOME BEFORE TAXES	3,125.6	1,786.2	240.8
CASH GENERATED OR USED IN THE OPERATION:	1,210.8	(312.2)	93.3
Decrease (increase) in accounts receivable	97.7	176.2	7.5
Decrease (increase) in inventories	1,637.9	(583.8)	126.2
Decrease (increase) in accounts payable	(821.6)	(214.2)	(63.3)
Decrease (increase) in other liabilities	296.9	309.7	22.9
NET CASH FLOW FROM OPERATING ACTIVITIES	4,336.4	1,474.1	334.1
NET CASH FLOW FROM INVESTING ACTIVITIES	(696.6)	(572.8)	(53.7)
Acquisition of property, plant and equipment	(333.2)	(461.5)	(32.3)
Proceeds from sales of property plant and equipment	38.8	15.9	3.0
Other Items	(402.2)	(127.2)	(24.3)
CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN
FINANCING ACTIVITIES	3,639.9	901.2	280.4
Net cash provided by financing activities:	(110.2)	128.3	(8.5)
Proceeds from loans	347.0	854.2	26.7
Principal payments on loans	(787.0)	(410.3)	(60.6)
Dividends paid	-	-	-
Other items	329.8	(315.5)	25.4
Net increase (decrease) in cash and equivalents	2,675.6	768.0	206.1
Cash and investments at the beginning of year	5,138.1	3,036.4	395.9
CASH AND INVESTMENTS AT END OF PERIOD	7,813.6	3,804.4	602.0

Derivatives Financial Position
Second Quarter 2012
Thousands of Mexican Pesos, as of June 30, 2013
Type of Financial Instrument	Objective						Reasonable Value		Amounts Due By Year
		Notional	Value of the Related Commodity							Guaranties Required
			2Q-2013		1Q-2013		2Q-2013	1Q-2013
Forwards and Knock out forwards.	Hedge and negotiation	$ 10,709	$12.98		$12.33		$ 649	-$ 987		The deals consider the possibility of margin calls but not another kind of guarantee

Futures for corn and Soybean meal.	Hedge	$ 87,724	Month	Price	Month	Price	-$ 4,384	$ 26,069	2013
			Corn		Corn
			in USD per bushel		in USD per bushel
			JUL-2013	$6.7925	MAY-2013	$6.9525
			SEP-2013	$5.4725	JUL-2013	$6.7600
					SEP-2013	$5.6300

			Soybean Meal		Soybean Meal
			In USD per ton		In USD per ton
			AUG-2013	$434.90	MAY-2013	$404.60
			SEP-2013	$400.70	JUL-2013	$400.50

Options for corn and Soybean meal	Hedge and negotiation	-$ 139	Month	Price	Month	Price	-$ 139	$ 830	2013
			Corn		Corn
			in USD per bushel		in USD per bushel

			SEP-2013	$5.4725	MAY-2013	$6.9525

			Soybean Meal		Soybean Meal
			In USD per ton		In USD per ton

			AUG-2013	$434.90	MAY-2013	$404.60
			SEP-2013	$400.70	JUL-2013	$418.30
SWAP, interest rate.	Hedge	$ -	TIIE to 28 days	0.0000%	TIIE to 28 days	4.3512%	$ -	-$ 25	2013

		$ -					$ -	-$ 1,276	2014

Notes:
-The total financial instruments not exceed 5% of total assets as of June 30, 2013.
-A negative value means an unfavorable effect for the Company.
-The notional value represents the net position as of June 30, 2013 at the exchange rate of Ps.12.9795 per USD.

Derivatives Financial Position
Second Quarter 2013
Thousands of Mexican Pesos, as of June 30, 2013						PROBABLE SCENARIO
Type of Financial Instrument	Reasonable Value	Value of the Related Commodity			Effect on the Income Statement
	As of June 30, 2013	Reference Value				Effect on the Cash Flow(2)
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forwards and Knock Out Forwards.	$ 649	$ 12.66	$ 13.30	$ 13.63	Direct	$ 940	$ 917	$ 1,185

		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (1)	-$ 4,384	$ 6.453	$ 7.132	$ 7.472	The effect will materialize as the inventory is consumed	-$9,002	$ 233	$ 4,850

Futures of Soybean Meal: (1)		$ 413.16	$ 456.65	$ 478.39

Options for Corn and Soybean Meal (2)	-$ 139					-$1,759	$ 798	$ 1,699

Notes:
-A negative value means an unfavorable effect for the Company.
-Corn and soybean meal are presented in US dollars per bushel in the case of corn and per short-tones in the case of soybean meal even when table set above shows corn and soybean prices for contracts of July 2013 and August 2013 respectively, the effect on the cash flow corresponds to the total positions effects.
-The reference value is the exchange rate of Ps. $12.9795 per USD as of June 30, 2013.
(1)The reference value is the futures of corn for July 2013, $6.7925 US dollar/bushel and soybean meal for August 2013, $434.9 US dollar/ton.
(2)The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

Second Quarter 2013
Thousands of Mexican Pesos, as of June 30, 2013							Stress
	Reasonable Value	Value of the Related Commodity				Effect on the Income Statement	Effect on the Cash Flow
Type of Instrument	As of June 30,	Reference Value
	2013	-50%	-25%	25%	50%		-50%	-25%	25%	50%
Knock Out Forwards	$ 649	$ 6.49	$ 9.74	$ 16.23	$ 19.47	Direct	-$ 9,233	-$ 3,879	$ 3,327	$ 6,004

The reference value is the exchange rate of Ps. $12.9795 per USD as of June 30, 2013

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally.

The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people. In 2012, the Company reported net sales of Ps. 39.3 billion.

The Company is rated AA (MEX), representing high credit quality by Fitch Mexico, S.A. de C.V., and HR AA+ which signals that the Company and the offering both have high credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

CONTACT: Media Contact: IR Contacts, Daniel Salazar, CFO, and Claudia Cabrera, IRO, +011-52-461-618-3555, inversionistas@bachoco.net, both of Industrias Bachoco